SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2008
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
Commission file number: 001-13735

MIDWEST BANC HOLDINGS, INC.
401(k) Plan and Trust
(Full title of the plan)

Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

No. 1-3	Not applicable.

No. 4	The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2008.

(b)	Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007 and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2008, 2007, and 2006, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (Registration No. 333-58899) with the Securities and Exchange Commission on July 10, 1998 and the Post-effective Amendment filed on May 19, 2008.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 23, 2009

MIDWEST BANC HOLDINGS, INC. 401(k) PLAN AND TRUST

By:	/s/ Mary C. Ceas

Name:	Mary C. Ceas
Title:	Senior Vice President — Human Resources
and Plan Administrator

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois
FINANCIAL STATEMENTS
December 31, 2008 and 2007

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois
FINANCIAL STATEMENTS
December 31, 2008 and 2007

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee and
      the Compensation Committee
Midwest Banc Holdings, Inc.
      401(k) Plan and Trust
Melrose Park, Illinois
We have audited the accompanying statements of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in its net assets for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of non-exempt transactions for the year ended December 31, 2008 and the supplemental schedule of assets (held at end of year) as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Chicago, Illinois
June 23, 2009

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS
Participant-directed investments, at fair value	$12,866,964	$18,469,715
Receivable	36,731	—

LIABILITIES
Payables	(8,534)	(13,423)

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	12,895,161	18,456,292

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	171,877	(18,675)

NET ASSETS AVAILABLE FOR BENEFITS	$13,067,038	$18,437,617

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments (Note 4)	$(7,212,371)
Dividends	431,098
Interest	38,602

(6,742,671)

Contributions
Participant wage deferrals	1,967,773
Employer	1,232,065
Rollovers	147,235

3,347,073

Total additions — net	(3,395,598)

Deductions from net assets attributed to
Benefits paid to participants	2,021,761
Administrative expenses (reimbursements) (Note 6)	(46,780)

Total deductions	1,974,981

Net decrease	(5,370,579)

Net assets available for benefits
Beginning of year	18,437,617

End of year	$13,067,038

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries (the “Corporation”) who have one month of service or its equivalent and are age 19 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. Participants are eligible for matching contributions after six months of service. The Corporation matches participant contributions at a rate of 1% more than the participant’s deferral percentage. The matching contribution is limited to 5% of a participant’s compensation.
Participants’ Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Corporation’s contribution and (b) plan earnings. Administrative fees are also allocated and charged to each participant’s account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.
Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service and under the following schedule: 33% vested after one year, 66% vested after two years, and 100% after three years.
Payment of Benefits: Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or, if the participant’s balance is over $1,000, equal installments over a period not more than their assumed life expectancy (or their beneficiary’s assumed life expectancy) at the time of initial distribution.
Forfeited Accounts: Forfeitures of non-vested money from participant accounts are first used to pay plan expenses and any remaining to reduce future employer contributions. As of December 31, 2008 and 2007, the Plan had $38,426 and $25,654, respectively, available to pay plan expenses or reduce future employer contributions.
Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant’s account. The interest rate is fixed based on market conditions.
Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances in a variety of investment choices, including an option to invest in Midwest Banc Holdings, Inc. stock, as more fully described in the Plan’s literature. Participants may change their investment options at any time.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.
Investment Valuation and Income Recognition: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.
The Plan’s investments are stated at fair value, except for its collective trust fund that invests in a benefit-responsive contract (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value collective trust fund is based on the fair value of the underlying assets.
Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. Participant loans are carried at their remaining principal balance, which approximates fair value.
Administrative Expenses: Various administrative costs of the Plan are paid by the Corporation.
Risks and Uncertainties: The Plan provides for investment options in various mutual funds, common stock, and a collective trust fund. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits and participants’ individual account balances.
The Plan holds a significant amount of the Corporation’s stock as an investment of the Plan.
Payment of Benefits: Benefits are recorded when paid.
Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current year’s presentation. Such reclassifications had no effect on net assets available for benefits.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts, including employer contributions.
NOTE 4 — INVESTMENTS
The following presents the net assets of the Plan:

	2008	2007
Investments at fair value
Mutual funds
American Funds EuroPacific Growth Fund	$1,434,605	$2,355,281
American Funds Growth Fund of America	1,448,220	2,232,537
Baron Partners Fund	1,264,900	2,624,775
Columbia Acorn Fund	850,498	1,295,964
DWS Core Fixed Income Fund	1,164,687	1,228,372
Pioneer Cullen Value Fund	1,761,890	2,680,898
Vanguard Growth & Income Fund	696,525	981,723

Common stock
Midwest Banc Holdings, Inc. — 136,389 and 106,183 shares at December 31, 2008 and 2007, respectively (party-in-interest investment)	190,945	1,318,793

Investments at contract value
Collective trust fund — MetLife Stable Value Fund	2,214,160	1,696,869

Investments with smaller balances at fair value	2,012,411	2,035,828

Receivable	36,731	—

Payables	(8,534)	(13,423)

Net assets available for benefits	$13,067,038	$18,437,617

During the year ended December 31, 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(5,742,585)
Common stock	(1,469,786)

$(7,212,371)

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5 — FAIR VALUE
On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective prospectively for the period beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS No. 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.
SFAS No. 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
The fair values of the Plan assets were measured at December 31, 2008 using the following:

	Quoted Prices or	Significant	Significant	Total
	Identical Assets in	Other Observable	Unobservable	Fair Value
	Active Markets	Inputs	Inputs	at December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Assets:
Mutual funds	$9,754,240	$—	$—	$9,754,240
Common stock	524,175	—	—	524,175
Collective trust fund	—	2,042,283	—	2,042,283
Loans	—	—	465,138	465,138
Money market fund	56,764	—	—	56,764
The following is a summary of changes in the fair value of the Plan assets that were measured using significant unobservable inputs for the year ended December 31, 2008:

Loans
Beginning balance	$483,927
Issuances and settlements	(18,789)

Ending balance	$465,138

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 6 — PARTIES-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan’s financial statements were paid by the Corporation.
Plan transactions with parties-in-interest during the year ended December 31, 2008 were as follows:

Identity	Relationship	Description	Amount
JULY Business Services	Plan Recordkeeper	Quarterly allocation fees	$10,779
Midwest Bank and Trust Company	Plan Investment Manager	2007 Service Fees Reimbursed	(63,905)
Wedgewood Partners, Inc.	Plan Investment Manager	Service Fees	6,346

Total administrative expenses			$(46,780)

Beginning in 2007, the trust department of Midwest Bank and Trust Company (“Midwest Bank”), a subsidiary of Midwest Banc Holdings, Inc., took over the Plan’s investment management and employee education services from a third-party provider and charged appropriate fees, which were comparable to those charges by third parties. In 2008, Midwest Banc Holdings, Inc. concluded that the amount of fees charged for investment management services by Midwest Bank, although unintentional, constituted a non-exempt prohibited transaction under the federal laws and regulations applicable to employee benefit plans. Midwest Bank appropriately reimbursed the Plan for all previously paid fees.
The Plan held the following party-in-interest investments at December 31, 2008 and 2007:

	2008	2007
Midwest Banc Holdings, Inc. common stock (at quoted market price)	$190,945	$1,318,793
Participant loans	465,138	483,927
Midwest Banc Holdings, Inc. paid $0.26 per share in dividends on its common stock for 2008. Common dividends are reinvested in common stock and therefore are included in the fair value (based on the quoted market price) of the common shares held in the Plan. Midwest Banc Holdings, Inc. has not paid a dividend on its common stock since June 2008. Midwest Banc Holdings, Inc. common stock held in the Plan represented 0.5% and 0.4% of total shares outstanding at December 31, 2008 and 2007, respectively.
NOTE 7 — TAX STATUS
Effective January 1, 2006, the Plan changed recordkeeper and adopted a non-standardized prototype plan of JULY (Texas Benefit Consultants). The new plan is substantially the same as the old plan. Previously, the Plan adopted a non-standardized prototype plan of American Express Tax & Business Services. The prototype plans have received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letters have been relied upon by this Plan. The plan administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not individually sought a determination from the IRS on its qualification status.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 8 — RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from net assets on the Form 5500 due to a stable value fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were higher than those on the Form 5500 at December 31, 2008. Additionally, the investment income on the Form 5500 for the year ended December 31, 2008 is lower by $190,552. At December 31, 2007, the net assets on the financial statements were lower than those on the Form 5500. The investment income on the Form 5500 for the year ended December 31, 2007 is higher by $33,014. The following table reconciles the net assets available for benefits per the financials to the Form 5500.

	2008	2007
Net assets available for benefits per the financial statements	$13,067,038	$18,437,617
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(171,877)	18,675

Net assets available for benefits per Form 5500	$12,895,161	$18,456,292

SUPPLEMENTAL SCHEDULES

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4d — SCHEDULE OF NON-EXEMPT TRANSACTIONS
December 31, 2008
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001
Year Ended December 31, 2008:

Plan Investment Management Fees Paid	Total that Constituted Non-exempt
To Plan Sponsor	Prohibited Transaction
$36,731	$36,731

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value
		Mutual Funds

	American Funds	EuroPacific Growth Fund	#	$1,434,605
	American Funds	Growth Fund of America	#	1,448,220
	Baron Partner	Baron Partners Fund	#	1,264,900
	Columbia Acorn	Columbia Acorn Fund	#	850,498
	DWS	DWS Core Fixed Fund	#	1,164,687
	Legg Mason	Legg Mason Value Trust Inc. Fund	#	227,425
	Munder	Small Cap Value Fund	#	178,795
	Pioneer	Pioneer Cullen Value Fund	#	1,761,890
	Tocqueville	Tocqueville International Value Fund	#	189,766
	Vanguard	Growth and Income Fund	#	696,525
	Vanguard	Short Term Federal Fund	#	536,929

				9,754,240

		Common Stock

*	Midwest Banc Holdings, Inc.	Unitized Fund, including 136,389 shares of common stock	#	190,945
	Wedgewood Focused Portfolio	Unitized Fund, including 9,405 shares of common stock	#	333,230
		Collective Trust Fund

	MetLife	Stable Value Fund	#	2,042,283

		Cash and Equivalents

	Cash			24,364
	Money Market Fund			56,764
		Loans

*	Participant Loans	Interest rates at 5.00% - 9.25%	—	465,138

		Total investments		$12,866,964

*	Party-in-interest.

#	Investment is participant-directed; therefore, historical cost is not required.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC